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                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549
                         -----------------------------


                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 4)*
                         -----------------------------


                        HEARST-ARGYLE TELEVISION, INC.
                               (Name of Issuer)

                             SERIES A COMMON STOCK
                        (Title of Class of Securities)

                                  422317 10 7
                                (CUSIP Number)
                         ----------------------------

                              JODIE W. KING, ESQ.
                            THE HEARST CORPORATION
                               959 EIGHTH AVENUE
                           NEW YORK, NEW YORK 10019
                                (212) 649-2025


                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)
                         -----------------------------

                                   COPY TO:
                             STEVEN A. HOBBS, ESQ.
                                ROGERS & WELLS
                                200 PARK AVENUE
                           NEW YORK, NEW YORK 10166
                                (212) 878-8000
                         ----------------------------


                                MARCH 25, 1998
            (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. <square>

Check the following box if a fee is being paid with this statement <square> (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,Notes).




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                             SCHEDULE 13D

     This Amendment No. 4, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock") of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Broadcasting, Inc., a Delaware corporation and wholly-owned subsidiary of Hearst, and The Hearst Family Trust, a testamentary trust, supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").


ITEM 4.    PURPOSE OF THE TRANSACTION.

     Hearst is currently exploring options to acquire additional shares in the Issuer through privately negotiated transactions. Although there can be no assurance as to when or whether such transactions might occur or the precise number of shares to be acquired, Hearst is currently considering acquiring up to 2 million shares of Series A Common Stock of the Issuer. Even if Hearst does not acquire such shares at this time, it is expected that Hearst will continually review its equity position in the Issuer from time to time to determine whether or not to acquire additional shares. If such additional acquisitions are made in the future, they may occur through privately negotiated transactions, open market purchases or otherwise.


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                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1998



                                  HEARST BROADCASTING, INC.


                                  By: /S/ VICTOR F. GANZI
                                      _____________________________
                                      Name:  Victor F. Ganzi
                                      Title:  Vice President

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                               SIGNATURE


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1998



                                  THE HEARST CORPORATION


                                  By: /S/ JAMES M. ASHER
                                      ____________________________
                                      Name:  James M. Asher
                                      Title: Vice President




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                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  March 26, 1998



                                  THE HEARST FAMILY TRUST


                                  By: /S/ VICTOR F. GANZI
                                      _____________________________
                                      Name:  Victor F. Ganzi
                                      Title:  Trustee


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